

Mary Garland (She/Her) · 3rd

Head of Product Marketing at Ziggurat | MBA Candidate
Greater Boston · **Contact info**

500+ connections

Ziggurat Technologies, Inc.

Suffolk University - Sawyer
Business School

Experience



Head Of Product Marketing
Ziggurat Technologies, Inc. · Contract
Oct 2020 – Present · 1 yr 1 mo



Marketing Strategy Consultant/Owner
Mary Garland Projects - Full-service Digital Marketing & Web Design Provider · Self-employed
Oct 2017 – Oct 2020 · 3 yrs 1 mo
Salem, MA

Full-service web design and marketing provider servicing small to mid-sized businesses in
the Boston area on a contract basis.



Marketing Manager/Operations Manager
Churchill Properties North Shore Real Estate
May 2019 – Apr 2020 · 1 yr
Beverly, Massachusetts

In this operational marketing role, I was tasked with various projects including overseeing the
social media strategy, SEO, branding, and other marketing efforts company-wide. My
operational duties included handling payroll for marketing and administrative staff, advising
on company policies, order supplies for the offices, and ensuring secure handling ...see more



+6



Digital Marketing Consultant
Trailmapper · Contract
Nov 2019 – Mar 2020 · 5 mos
Boston, Massachusetts, United States



Customer Relationship Manager
BloomKonnect
Jul 2018 – Mar 2019 · 9 mos
Boston, Massachusetts

This role for a floral industry start up required a deep understanding of client relationship
building and maintenance. I served as a point of communication between the sales and
marketing team, to create a website audit based on client needs, determined by feedback,
and UX, and SEO best practices. Weekly and monthly reports on sales were preser ...see more

Show 4 more experiences ⌄

Education



Suffolk University - Sawyer Business School
Master of Business Administration - MBA
2020 – 2023



Suffolk University
Bachelor of Science (B.Sc.), Philosophy & Applied Legal Studies
2012 – 2016

Licenses & certifications



Notary Public
Commonwealth of Massachusetts
Issued May 2015 · Expires May 2022
Credential ID Duly appointed. Commission expires May 6, 2022



Volunteer experience

SAT Verbal Tutor

Let's Get Ready

May 2013 – Aug 2013 • 4 mos

Education

Let's Get Ready provides low-income high school students with free SAT preparation, college admissions counseling and other support services needed to gain admission to and graduate from college. Volunteer college students are trained as tutors and mentors, who provide the SAT instruction and college admissions guidance along with the encouragement and inspiration students need to succeed. Best of all, many of the high school students who attend Let's Get Ready become program volunteer coaches (tutors) and site directors when they enter college.